Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 4, 2008

Via EDGAR
Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

     Trian Acquisition I Corp.
Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

     On behalf of our client, Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 31, 2007.

     We also submit for your review a draft of our opinion to be filed in a subsequent amendment as Exhibit 5.1 to the Registration Statement.

     If you have any questions concerning the foregoing, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc: John C. Kennedy, Esq.
      Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian L. Schorr, Esq.
      Trian Acquisition I Corp.
Raymond B. Check, Esq.
     Cleary Gottlieb Steen & Hamilton LLP